Exhibit 99.7

Letter to Patient Advocacy Groups

Dear ________,

I am writing to share some important news regarding ArQule. Today we announced that we have entered into an agreement to be acquired by Merck. A copy of the joint press release we issued is attached for your reference.

Merck is a leading global biopharmaceutical company that has brought forward a wide range of therapies to address many of the world’s most challenging diseases. As part of Merck, with its vast capabilities and resources, we believe the potential of ArQule’s pipeline will be accelerated with the goal of bringing potentially transformative treatments to patients in desperate need. We are proud that Merck recognizes the contributions that ArQule has made to the field of precision medicine and we are pleased to reach this significant milestone for our company that prioritizes benefits for patients. We are committed to the MOSAIC trial and look forward to facilitating a seamless transition.

As for next steps, we expect the transaction to close early in the first quarter of 2020, subject to customary closing conditions. Until then, ArQule will continue to advance its clinical pipeline independently.

Since our founding, ArQule has been guided by our mission to discover, develop and commercialize novel small molecule drugs that will dramatically extend and improve the lives of patients. We believe this combination accelerates the realization of this mission.

As always, if you have any questions, please feel free to reach out to me. Thank you for your continued support.

Sincerely,

Brian Schwartz

Chief Medical Officer, ArQule

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Merck and Merger Sub will file with the SEC. The solicitation and offer to buy Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Merck and Merger Sub will file a tender offer statement on Schedule TO and thereafter ArQule will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting ArQule or Merck. Copies of the documents filed with the SEC by ArQule will be available free of charge on ArQule’s internet website at http://investors.arqule.com/financial-information/sec-filings or by contacting ArQule’s investor relations contact at +1 (781) 994-0300. Copies of the documents filed with the SEC by Merck can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the Schedule TO.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Merck, as well as the solicitation/recommendation statement filed by ArQule, ArQule will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by ArQule or Merck at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. ArQule’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The information contained in communication is as of December 9, 2019. ArQule assumes no obligation to update forward-looking statements contained in this Current Report as the result of new information or future events or developments.

This communication contains forward-looking information related to Parent, ArQule and the proposed acquisition of ArQule by Merck that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, the ability of ArQule and Merck to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; statements about the expected timetable for completing the transaction; ArQule’s and Merck’s beliefs and expectations and statements about the benefits being sought to be achieved in Merck’s proposed acquisition of ArQule; the potential effects of the acquisition on both ArQule and Merck; the possibility of any termination of the Merger Agreement, as well as the expected benefits and success of ArQule’s product candidates. These statements are based upon the current beliefs and expectations of the ArQule’s and Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of ArQule’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on ArQule’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; challenges inherent in new product development, including obtaining regulatory approval; and the company’s ability to accurately predict future market conditions.

A further description of risks and uncertainties relating to ArQule can be found in ArQule’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://www.arqule.com/.